UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

COLOMBIER ACQUISITION CORP. II

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Title of Class of Securities)

G2283U100

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP G2283U100

1.	Names of Reporting Persons Colombier Sponsor II LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 4,250,000(1)(2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 4,250,000(1)(2)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G2283U100

1.	Names of Reporting Persons Omeed Malik Advisors LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Florida
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,250,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,250,000(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) OO

CUSIP G2283U100

1.	Names of Reporting Persons Omeed Malik
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned By Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 4,250,000(1)(2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 4,250,000(1)(2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,250,000(1)(2)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares See footnote (2) below.
11.	Percent of Class Represented by Amount in Row (9) 20.0%(1)(2)(3)
12.	Type of Reporting Person (See Instructions) IN

(1)	Represents Issuer’s Class B ordinary shares, par value $0.0001 per share (“Class B Ordinary Shares”) which are automatically convertible into Issuer’s Class A ordinary shares, par value $0.0001 per share (“Class A Ordinary Shares”) with or immediately following the Issuer’s initial business combination (the “Business Combination”) and may be converted at any time prior to the Business Combination at the option of the holder, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement on Form S-1 (File No. 333-274902). Colombier Sponsor II LLC is the record holder of the Class B Ordinary Shares reported herein. Omeed Malik, the Issuer’s Chief Executive Officer and Chairman, is the manager of Omeed Malik Advisors LLC, the managing member of Colombier Sponsor II LLC and has voting and investment discretion with respect to the securities held of record by Colombier Sponsor II LLC.

(2)	Excludes 5,000,000 Class A Ordinary Shares which may be purchased by exercising warrants that are not presently exercisable.

(3)	Based on 17,000,000 Class A Ordinary Shares issued and outstanding and 4,250,000 Class B Ordinary Shares issued and outstanding as of November 24, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2023.

Item 1(a).	Name of Issuer

Colombier Acquisition Corp. II (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL 33480

Item 2(a).	Names of Persons Filing

Colombier Sponsor II LLC, Omeed Malik Advisors LLC and Omeed Malik (collectively, the “Reporting Persons”)

Item 2(b).	Address of Principal Business Office, or if None, Residence:

214 Brazilian Avenue, Suite 200-J

Palm Beach, FL 33480

Item 2(c).	Citizenship

Colombier Sponsor II LLC is a limited liability company formed in Delaware. Omeed Malik Advisors LLC is a limited liability company formed in Florida. Omeed Malik is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Ordinary Shares, $0.0001 par value per share.

The Class A Ordinary Shares are the class of Ordinary Shares of the Issuer registered pursuant to the Act. The Reporting Persons own Class B Ordinary Shares. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following Issuer’s initial business combination (the “Business Combination”) on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments. In the event that additional Class A Ordinary Shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in the Issuer’s initial public offering (the “IPO”) and related to the closing of the Business Combination, the ratio at which the Class B Ordinary Shares shall convert into Class A Ordinary Shares will be adjusted (unless otherwise provided in the business combination agreement for the Business Combination) so that the number of Class A Ordinary Shares issuable upon conversion of all Class B Ordinary Shares will equal, in the aggregate, on an as-converted bases, 20% of the sum of the total number of all Ordinary Shares outstanding upon completion of the IPO plus all shares of Class A Ordinary Shares and equity-linked securities issued or deemed issued in connection with the Business Combination (excluding any Class A Ordinary Shares or equity-linked securities or rights exercisable for or convertible into Class A Ordinary Shares issued, or to be issued, to any seller in the Business Combination and any private placement warrants issued to Colombier Sponsor II LLC, officers or directors upon conversion of working capital loans made to the Issuer.

Item 2(e).	CUSIP Number

G2283U100

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

☐	(a) Broker or Dealer registered under Section 15 of the Exchange Act.

☐	(b) Bank as defined in Section 3(a)(b) or the Exchange Act.

☐	(c) Insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐	(d) Investment company registered under Section 8 of the Investment Company Act.

☐	(e) An Investment adviser in accordance with Rule 13d-1 (b)(1)(ii)(E).

☐	(f) An employee benefit plan or endowment fund in accordance with Rule 13d 1(b)(1)(ii)(F).

☐	(g) A parent holding company or control person in accordance with Rule 13d 1(b)(1)(ii)(G).

☐	(h) A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐	(i) A church plan that is excluded from the definition of an investment company under Section 3 (c)(14) of the Investment Company Act.

☐	(j) A non-U.S. institution in accordance with Rule 13d-1 (b)(1)(ii)(J)

☐	(k) Group, in accordance with Rule 13d-1 (b)(1)(ii)(K).

Not applicable

Item 4.	Ownership

The responses to Items 5-11 of the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2023, the Reporting Persons may be deemed to beneficially own 4,250,000 of the Issuer’s Class B Ordinary Shares, representing 20.0% of the total number of Class A Ordinary Shares issued and outstanding and assuming the conversion of all issued and outstanding Class B Ordinary Shares of the Issuer. The Class B Ordinary Shares are automatically convertible into Class A Ordinary Shares with or immediately following the Business Combination on a one-for-one basis and may be converted at any time prior to the Business Combination at the option of the holder on a one-for-one basis, subject to certain adjustments, as more fully described under the heading “Description of Securities-Founder Shares” in the Issuer’s Registration Statement on Form S-1 (File No. 333-274902).

The percentage of the Class B Ordinary Shares held by the Reporting Persons is based on 17,000,000 Class A Ordinary Shares issued and outstanding as of November 24, 2023, as reported in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 30, 2023 and assuming the conversion of all 4,250,000 Class B Ordinary Shares.

Colombier Sponsor II LLC is the record holder of the Class B Ordinary Shares reported herein. Omeed Malik, the Issuer’s Chief Executive Officer and Chairman, is the manager of Omeed Malik Advisors LLC, the managing member of Colombier Sponsor II LLC. Omeed Malik may be deemed the beneficial owner of the securities held by Colombier Sponsor II LLC and has voting and investment discretion with respect to such securities. This Statement shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) and 13(g), beneficial owners of any securities covered by this Statement.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certifications

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 14, 2024

COLOMBIER SPONSOR II LLC, a Delaware limited liability company

By:	OMEED MALIK ADVISORS LLC, a Delaware limited liability company, as the managing member of Colombier Sponsor II LLC

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Manager

OMEED MALIK ADVISORS LLC, a Delaware limited liability company

By:	/s/ Omeed Malik
Name:	Omeed Malik
Title:	Manager

By:	/s/ Omeed Malik
Name:	Omeed Malik

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations

(See 18 U.S.C. 1001)